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John S. Marten Shareholder +1 312 609 7753 jmarten@vedderprice.com

August 19, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Attn:	Daniel S. Greenspan

Re:	Steward Funds, Inc. (the “Registrant”)
Steward Values Enhanced International Fund (the “International Fund”)
Post-Effective Amendment No. 128 to the Registration Statement on Form N-1A
File Nos. 002-28174, 811-01597

Dear Mr. Greenspan,

On behalf of the Registrant, this letter is in response to the comments you relayed during our August 14, 2025 telephone conference regarding the Securities and Exchange Commission staff’s review of the Registrant’s registration statement on Form N-1A filed on June 27, 2025 (the “Registration Statement”). Any terms not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant intends to file its next post-effective amendment to its registration statement on Form N-1A pursuant to Rule 485(b) under the Securities Act of 1933, effective August 28, 2025 (the “Post-Effective Amendment”).

General

1.	Comment: For the staff’s information, please supplementally describe the changes that were made to the International Fund’s portfolio to implement the changes to the International Fund’s investment strategy. To the extent material, please disclose in an appropriate location in the prospectus the potential tax consequences to shareholders of the changes that were made to the International Fund’s portfolio in connection with the implementation of the changes to the International Fund’s investment strategy.

Response: On May 19, 2025, the International Fund’s portfolio was rebalanced to implement an amended investment process for the Fund that provides for the upweighting of a certain number of portfolio companies, relative to their weightings in a blended benchmark index, based on their positive value scores, as further described in the Registration Statement. The rebalance resulted in turnover of approximately 2.16% of the International Fund’s portfolio, generating non-material capital gains representing approximately 0.46% of the International Fund’s net asset value on that day, as well as a minor reduction in tracking error relative to the blended benchmark index (approximately one basis point).

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August 19, 2025

PROSPECTUS

2.	Comment: In the “Principal Investment Strategies” section for the International Fund, please include a brief description of the S&P Emerging 50 ADR Index, which is referenced in the first paragraph of that section.

Response: The Registrant has added a footnote to the S&P Emerging 50 ADR Index reference in the first paragraph of the “Principal Investment Strategies” section for the International Fund, which states the following:

“The S&P Emerging 50 ADR Index seeks to track all American depositary receipts trading on the NYSE, NYSE American, and NASDAQ that represent shares in the largest 50 companies from emerging markets.”

3.	Comment: The staff views the inclusion of “Values” in the International Fund’s name as suggesting that the Fund focuses its investments in a particular type of investment or investments. Consistent with Rule 35d-1(a)(2) under the Investment Company Act of 1940, please clarify the International Fund’s current 80% policies to indicate that the International Fund will invest at least 80% of its assets in securities that meet the International Fund’s values-based screens.

Response: The Registrant has clarified the 80% policies disclosed in the “Principal Investment Strategies” section for the International Fund as follows (changes are underlined and in bold):

“Under normal circumstances, the Fund will invest at least 80% of its assets in the securities of non-U.S. companies that pass the Fund’s values-based screens. Generally, at least 80% of the Fund’s total assets will be in investments in the form of depositary receipts (“DRs”) or dual listed securities representing securities of companies located or domiciled outside of the United States that pass the Fund’s values-based screens.”

4.	Comment: The staff notes that the Adviser uses data from third-party providers to implement the International Fund’s value-based screening policies. Please disclose the primary providers of this data.

Response: For the staff’s information, the primary providers of this data currently are MSCI ESG Manager and Sustainalytics. The Registrant respectfully declines to identify these data providers in the Registration Statement at this time, as these providers may change from time to time. The Registrant believes that the International Fund’s current disclosures regarding the values-based screening policies comply with the requirements of Form N-1A and that no additional disclosure is necessary.

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7753 or Jake Wiesen at (312) 609-7838.

Very truly yours,

/s/John S. Marten
John S. Marten
Shareholder

CC: Jim Coppedge